EXHIBIT TO ITEM 77I
Touchstone Strategic Trust
Terms of New or Amended Securities

Touchstone Sands Capital Emerging Markets Growth Fund Class
Y and Institutional Class

The officers of Touchstone Strategic Trust are authorized and directed to issue and sell shares of beneficial interest of the Touchstone Sands Capital Emerging Markets
Growth Fund, Class Y and Institutional shares, to the public. Each Class share of beneficial interest has the preferences, conversion and other rights, voting powers, restrictions, qualifications, and terms and conditions of redemption that are set forth in the Declaration of Trust and the Multiple Class Plan Pursuant to Rule 18f-3 of
Touchstone Strategic Trust.

A description of each Class of shares of the Touchstone
Sands Capital Emerging Markets Growth Fund is incorporated by reference to the Post-Effective Amendment No. 104 to the Registration Statement as filed with the SEC via EDGAR on April 23, 2014 (Accession No 0001104659-14-029493).